UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number 001-40818

Getnet Adquirência e Serviços para
Meios de Pagamento S.A. – Instituição de Pagamento

(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A
Condomínio WTORRE JK, Vila Nova Conceição
São Paulo, São Paulo, 04543-011
Federative Republic of Brazil
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value
Preferred Shares, no par value
Units, each composed of one common share, no par value, and one preferred share, no par value*
American Depositary Shares (each of which represents two Units)
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 2**

* Not for trading, but only in connection with the listing of American depositary shares (“ADSs”) on the Nasdaq Global Select Market. Every ADS represents two Units.
** Following the successful conclusion of the public delisting tender offer in Brazil and the tender offer in the United States, both launched by PagoNxt Merchant Solutions, S.L. (“PagoNxt”) on October 31, 2022, for up to any and all of the outstanding common shares, no par value (the “Common Shares”), preferred shares, no par value (the “Preferred Shares” and, together with the Common Shares, the “Shares”), units, each composed of one Common Share and one Preferred Share (the “Units”), and American depositary shares, each representing two Units (the “ADSs” and, together with the Shares and the Units, the “Securities”), of Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento (“Getnet”), Getnet successfully completed, on March 7, 2023, the redemption of all Securities held by holders of Securities other than PagoNxt, Getnet or any of their directors, officers or affiliates that remained outstanding. As a result, Getnet is now a subsidiary of PagoNxt and accordingly has fewer than 300 record holders.

On March 6, 2023, The Nasdaq Stock Market LLC filed Form 25 with the U.S. Securities and Exchange Commission to remove the ADSs from listing and registration pursuant to Rule 12d2-2(a)(3) under the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Getnet Adquirência E Servicos Para Meios De Pagamento S.A. - Instituição De Pagamento has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 17, 2023

Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento

By:	/s/ André Parize Moraes
	Name:	André Parize Moraes
	Title:	Chief Financial Officer and Investors Relations Officer